EXHIBIT 12.1
PACIFIC GAS AND ELECTRIC COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

		Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Net income	$866	$811	$845	$1,121	$1,250
Income tax provision	326	298	480	574	482
Fixed charges	971	891	880	799	817
Total earnings	$2,163	$2,000	$2,205	$2,494	$2,549
Fixed charges:
Interest on short-term borrowings and long-term debt, net	$917	$834	$824	$731	$754
Interest on capital leases	7	9	16	18	19
AFUDC debt	47	48	40	50	44
Total fixed charges	$971	$891	$880	$799	$817
Ratios of earnings to fixed charges	2.23	2.24	2.51	3.12	3.12

Note:
For the purpose of computing Pacific Gas and Electric Company’s ratios of earnings to fixed charges, “earnings” represent net income adjusted for the income or loss from equity investees of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest).  “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover the preferred stock dividend requirements.  Fixed charges exclude interest on tax liabilities.